Exhibit 16.1

March 3, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 3, 2023, of PhenixFin Corporation and are in agreement with the statements contained in the paragraph 4.01(a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.